Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Skechers U.S.A., Inc.

Manhattan Beach, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-147095) of Skechers U.S.A., Inc. and subsidiaries of our reports dated March 1, 2017, relating to the consolidated financial statements and schedule, and the effectiveness of internal control over financial reporting of Skechers U.S.A., Inc. and subsidiaries, which appear in this Form 10-K.

/s/ BDO USA, LLP

March 1, 2017

Los Angeles, California

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.